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03045328

December 12, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


DEC 1 7 2003

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

SUPPL

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated December 12, 2003 announcing Wanadoo's new tariffs for broadband services.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.


PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Linda Hesse

cc: Olivier Fauqueux
Wanadoo

PADOCS01/187262.1



Paris, 12th December 2003

Wanadoo announces deep cuts in cost of broadband service[1] for all customers, everywhere in France

- **eXtense 512k starting at 29.90 euros a month**
- **eXtense 1024k starting at 39.90 euros a month**

Up to January 5, 2004, all new Wanadoo subscribers will benefit from special offers for the eXtense 512k and eXtense 512k Fidélité services.
As of January 6, 2004, Wanadoo is cutting the costs of its eXtense 512k and eXtense 1024k broadband services. Lower rates will apply for all customers in metropolitan France[2]. This includes both current[3] and new customers.
These lower rates reflect Wanadoo's commitment to democratizing broadband Internet, allowing all Internet users to take advantage of Wanadoo's technology expertise and quality of service.

eXtense 512k from 29.90 euros a month, a reduction of nearly 25%[4]

Starting January 6, 2004, the eXtense 512k service will cost just 34.90 euros a month, instead of 45.42 euros (requires minimum 12 month contract).
The eXtense 512k Fidélité service, with a minimum 24 month contract, will cost just 29.90 euros a month, instead of 39.90 euros.

Special promotions between now and January 5, 2004 for new customers:
- the eXtense 512k service is available at a special "Discovery" rate of only 30 euros a month for the first four months, after which the service costs 34.90 euros a month.
- the eXtense 512k Fidélité service costs 30 euros for the first month and 29.90 euros a month – instead of 39.90 euros a month – as of January 6, 2004.

Service	Current cost (including VAT)	New cost as of January 6, 2004 (including VAT)	Special promotional offer until January 5, 2004 for new subscribers (including VAT)
eXtense 512k	45.42 euros/month	34.90 euros/month	30 euros for first 4 months
eXtense 512k Fidélité	39.90 euros/month	29.90 euros/month	30 euros for first month

eXtense 1024k service from 39.90 euros a month, a reduction of nearly 45%[4]

As of January 6, 2004, costs will also be slashed for the eXtense 1024k and eXtense 1024k Fidélité services. These lower rates apply to both existing customers and new subscribers, everywhere in metropolitan France.[1]

Press Release

[1] Subject to regulatory approval.
[2] For all areas covered by ADSL service and subject to compatibility of phone line with ADSL technology.
[3] Lower rates will apply after promotions.
[4] For subscription with the eXtense kit, installation fees are offered until January 31, 2004.



- the eXtense 1024k service will cost just 44.90 euros a month, instead of 80 euros a month.
- the eXtense 1024k Fidélité service, with a minimum 24 month contract, will cost just 39.90 euros a month, instead of 74.90 euros a month.

Service	Current cost (including VAT)	Cost as of January 6, 2004 (including VAT)
eXtense 1024k	80 euros/month	44.90 euros/ month
eXtense 1024k Fidélité	74.90 euros/ month	39.90 euros/ month

Special promotions[5] for eXtense packs until January 5, 2004 (all rates include VAT)

- eXtense USB pack **just 1 euro** (instead of 99 euros)
- eXtense Ethernet pack **just 1 euro** (instead of 179.40 euros)
- eXtense WiFi pack **just 99 euros** (instead of 299 euros)
- eXtense WiFi Playstation 2 pack **just 99 euros** (instead of 339.07 euros).

Thanks to these substantial rate cuts for eXtense 512k and eXtense 1024k services, Wanadoo continues to make broadband available to the largest possible number of users.

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at September 30, 2003, 8.9 million Internet Access customers, 3.6 billion pages viewed per month and, at December 31, 2002, more than 638,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and U.K. and the n° 2 in Spain. Wanadoo is also present in the Netherlands. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with more than 2 million ADSL and cable subscribers.
Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Investor Relations :
Vincent GOULEY
+33 1 58 88 75 68
vincent.gouley@wanadoo.com

[5] Applies to purchase of an eXtense pack (except modem/router pack) and 12-month minimum subscription to a Wanadoo eXtense service plan, or to one of the Wanadoo eXtense Fidélité service plans for 24 months minimum. Subject to general terms and conditions of sale. Available in metropolitan France.

